DOCUMENT CONTROL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

January 31, 2006

Act	Securities Exchange Act
Section	Regulation M
Rule	102
Public Availability	1/31/06

Phyllis G. Korff, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005-2111

Re: Dividend Capital Total Realty Trust Inc.
File No. TP 05-35

Dear Ms. Korff:

In your letter dated January 25, 2006, as supplemented by conversations with the staff, you request that the Commission grant an exemption from Rule 102 of Regulation M to permit Dividend Capital Total Realty Trust Inc. (the "Company") to repurchase shares of its common stock under the Company's Redemption Program while the Company is engaged in a distribution of shares of its common stock. We have attached a copy of your letter to this response to avoid reciting the facts. Unless otherwise noted, each defined term in this letter has the same meaning as in your letter.

Response:

As a consequence of the continuous offerings of the Company's shares of common stock, the Company will be engaged in a distribution of shares of its common stock pursuant to Rule 102 of Regulation M. As a result, bids for or purchases of shares of its common stock or any reference security by the Company or any affiliated purchaser of the Company are prohibited during the restricted period specified in Rule 102, unless specifically excepted by or exempted from Rule 102.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 102 of Regulation M to permit the Company to repurchase shares of its common stock under its respective Redemption Program while the Company is engaged in a distribution of shares of common stock. In granting this exemption, we considered the following facts, among others:

- shareholders of the Company must have held the shares of common stock in the Company for at least one year to participate in the respective Redemption Program;

- there is no trading market for the Company's common stock;

- the Company will repurchase shares of its common stock at a price equal to or lower than the then-current public offering price of its common stock;

- the Company presently intends to limit the number of shares to be redeemed during any consecutive twelve-month period to no more than 5% of the number of shares of Common Stock outstanding at the beginning of such twelve-month period; and

- the terms of the Redemption Program will be fully disclosed in the Company's prospectus.

This exemption is subject to the condition that the Company shall terminate its Redemption Program during the distribution of its common stock if a secondary market for its common stock develops.

The foregoing exemption from Rule 102 is based solely on your representations and the facts presented to the staff, and is strictly limited to the application of Rule 102 to the Redemption Program as described above. The Redemption Program should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Company. The Division of Market Regulation expresses no view with respect to any other question that the Redemption Program may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of other federal or state laws to, the Redemption Program.

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano

James A. Brigagliano
Assistant Director
Office of Trading Practices & Processing

Attachment

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

(212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

DIRECT DIAL
212-735-2694
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917-777-3225
EMAIL ADDRESS
PHYLLIS.KORFF@SKADDEN.COM

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January 25, 2006

Via Courier

James A. Brigagliano, Assistant Director
Office of Trading Practices and Processing
Division of Market Regulation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6628

Re: Dividend Capital Total Realty Trust Inc.
Request for Exemption under Rule 102(e) of Regulation M

Dear Mr. Brigagliano:

We are special counsel to Dividend Capital Total Realty Trust Inc. (the "Company"). The Company is a newly formed Maryland corporation that intends to operate for federal income tax purposes as a real estate investment trust (a "REIT"). On behalf of the Company, we request that the Division of Market Regulation, pursuant to the authority delegated to it by the Securities and Exchange Commission (the "Commission"), grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to repurchases by the Company of shares of its common stock, par value $0.01 per share (the "Common Stock") under its proposed share redemption program (the "Redemption Program") in accordance with the terms detailed below, under the authority provided in Rule 102(e) of Regulation M.

The Company

The Company was incorporated in Maryland in April 2005, and intends to operate as a REIT for federal income tax purposes. The Company was formed to invest in a diverse portfolio of income-producing real properties and real estate related securities. The Company's targeted investments include direct investments in real properties, consisting of high-quality office, industrial, retail, multi-family, and other properties primarily located in North America, and investments in securities, including securities issued by other real estate companies and mortgage loans secured by income-producing real estate and other securities. The Company will conduct all its business and make all investments through an operating partnership, Dividend Capital Total Realty Operating Partnership LP (the "Operating Partnership"), formed in April 2005. The Company is the sole general partner of the Operating Partnership.

The Company has issued 200 shares of its Common Stock to an affiliate of both Dividend Capital Total Advisors LLC (the "Advisor") and the Company in exchange for $2,000. The Advisor and Dividend Capital Total Advisors Group LLC, the parent of the Advisor, have invested $201,000 in the Operating Partnership in the Operating Partnership in connection with the Company's initial capitalization. The Advisor and the parent of the Advisor currently hold an approximate 99.0% partnership interest in the Operating Partnership. The Company has filed a registration statement on Form S-11 (Registration No. 333-125338) (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with the Commission. Pursuant to the Registration Statement, the Company intends to offer, on a continuous basis, up to $2,000,000,000 in Common Stock (the "Offering"), including $1,500,000,000 in shares of Common Stock offered to the public in a "best efforts" offering at $10.00 per share and $500,000,000 in shares of Common Stock offered pursuant to a distribution reinvestment plan (the "Reinvestment Plan"). The Offering will end no later than the date two years from the date of the prospectus, unless extended. The Registration Statement has not yet been declared effective by the Commission and the Company has not commenced the Offering. We have provided a copy of Pre-Effective Amendment No. 6 to the Registration Statement with this letter.

Following effectiveness of the Offering, the Company's Common Stock will not be listed on any national securities exchange or included for quotation on The Nasdaq Stock Market, nor will such shares be the subject of *bona fide* quotes on any inter-dealer quotation system or electronic communications network. The Company does not believe that a regular secondary trading market for the Company's Common Stock will exist during or after the Offering, and it also believes it is unlikely that one will develop, unless and until the Company determines to list the Common Stock on a national securities exchange or include them for quotation on the Nasdaq National Market, which is not its current intention. The Company has so advised investors in the Registration Statement. However, to provide stockholders with some interim limited liquidity with respect to their Common Stock, the Company intends to adopt the Redemption Program described below. One potential sources of cash available to the Company that may, in part, be used to help fund the Redemption Program will be the Reinvestment Plan, also described below, which has been adopted for use by the Company to facilitate the reinvestment of distributions by the Company's stockholders and holders of Operating Partnership units (the "OP Units"). The terms of the Reinvestment Plan and Redemption Program are disclosed in the Company's preliminary prospectus included in Pre-Effective No. 6, provided with this submission, and will be included in the final prospectus that will be provided to each stockholder and in any amended prospectus. The Company will file all reports required by Section 13(a) or 15(d) of the Exchange Act following effectiveness of the Offering.

Reinvestment Plan

The Company has adopted a Reinvestment Plan pursuant to which stockholders may elect to have cash distributions attributable to shares of Common Stock they own reinvested in additional shares of Common Stock (the "participating stockholders"). The participating stockholders will include limited partners of the Operating Partnership.

The Company intends that cash distributions will be paid to stockholders on a quarterly basis. All distributions made to participating stockholders will be reinvested on their behalf in shares of Common Stock on the date that the distributions are made. Any distributions not so invested will be paid in cash to the stockholders. During the Offering, all of the shares purchased under the Reinvestment Plan will be registered as part of the Offering and participating stockholders will be permitted to purchase additional shares of Common Stock from the Company at $9.50 per share. The Company will pay a servicing fee of up to 1.0% of the primary offering for all shares of Common Stock sold pursuant to the Reinvestment Plan. The Company will be responsible for all administrative costs incurred in connection with the Reinvestment Plan. The number of shares of Common Stock that participating stockholders may purchase through the Reinvestment Plan depends on the aggregate amount of their cash distributions. The Company will credit each participating stockholder's account with the number of shares of common stock, including fractional shares, equal to the aggregate amount of his or her cash distributions divided by the purchase price per share. Under the Reinvestment Plan, participating stockholders may not make voluntary contributions to purchase shares of Common Stock in excess of the number of shares that can be purchased with their respective cash distributions.

The Company may terminate the Reinvestment Plan for any reason at any time upon 10 days' prior written notice to stockholders. Participation in the

Reinvestment Plan may also be terminated with respect to any person to the extent that a reinvestment of distributions in shares of Common Stock would cause the share ownership limitations contained in the Company's charter to be violated. Following any termination of the Reinvestment Plan, all subsequent distributions to stockholders would be made in cash.

The Company's stockholders may acquire shares of Common Stock pursuant to the Reinvestment Plan until the earliest date upon which (i) all the Common Stock registered in this Offering or future offerings to be offered under the Reinvestment Plan is issued, (ii) this Offering and any future offering pursuant to the Reinvestment Plan terminate and the Company elects to deregister with the Commission the unsold amount of Common Stock registered to be offered under the Reinvestment Plan, or (iii) there is more than a de minimis amount of trading in shares of Common Stock, at which time any registered shares of the Common Stock then available under the Reinvestment Plan will be sold at a price equal to the fair market value of the shares of Common Stock, as determined by the Company's Board of Directors (the "Board") by reference to the applicable sales price with respect to the most recent trades occurring on or prior to the relevant distribution date. In any case, the price per share will be equal to the then-prevailing market price, which shall equal the price on The Nasdaq Stock Market or the national securities exchange on which such shares of common stock are listed at the date of purchase.

Proceeds received through the Reinvestment Plan may also serve as a potential source of cash available to the Company to repurchase shares of Common Stock under the Redemption Program described below.

Redemption Program

As set forth above, the Company does not presently intend to list the shares of Common Stock on any national securities exchange or include the shares for quotation on The Nasdaq Stock Market, nor will such shares be the subject of bona fide quotes on any inter-dealer quotation system or electronic communications network. Therefore, to provide limited interim liquidity to its stockholders, the Company has adopted the Redemption Program. The terms of the Redemption Program are summarized below and are fully disclosed in the Registration Statement.

Pursuant to the terms of the Redemption Program, a stockholder who has held shares of Common Stock for more than one year may present all or a portion of such stockholder's shares to the Company for redemption for cash at any time in accordance with the procedures and restrictions outlined below. For purposes of the one-year holding period, limited partners of the Operating Partnership who exchange their OP Units for shares of Common Stock shall be deemed to have owned their shares of Common Stock as of the date they were issued their OP Units.

The Board may waive the one-year holding period in the event of the death or disability (as such term is defined in the Internal Revenue Code) of a stockholder, as well as the annual limitation discussed below. In the event a stockholder proposes that the Company redeem all of his or her shares of Common Stock, the Board may also exclude the shares of Common Stock purchased by the stockholder pursuant to the Reinvestment Plan from the one-year holding period requirement.

The Company presently intends to redeem shares of its Common Stock on a quarterly basis. There is no fee charged to stockholders in connection with their redemption of shares of Common Stock. All requests for redemption must be made at least fifteen (15) days prior to the end of the applicable calendar quarter. The Company will honor redemption requests approximately thirty (30) days following the end of the applicable quarter (the "Redemption Date"). The Company may amend the Redemption Program in the future to provide for monthly redemptions. Stockholders may withdraw their redemption request at any time up to three (3) business days prior to the Redemption Date.

The Company will not be obligated to redeem its shares of Common Stock under the Redemption Program. The Company presently intends to limit the number of shares to be redeemed during any consecutive twelve-month period to no more than five percent (5%) of the number of shares of Common Stock outstanding at the beginning of such twelve-month period. The aggregate amount of redemptions under the Redemption Program is not expected to exceed the aggregate proceeds received from the sale of Common Stock pursuant to the Reinvestment Plan. However, to the extent that the aggregate proceeds received from the sale of shares pursuant to the Reinvestment Plan are not sufficient to fund redemption requests pursuant to the five percent (5%) limitation, the Board, in its sole discretion, may choose to use other sources of funds to redeem shares of Common Stock. Such sources of funds could include cash on hand, cash available from borrowings and cash from liquidations of securities investments as of the end of the applicable quarter, to the extent that such funds are not otherwise dedicated to a particular use, such as working capital, cash distributions to stockholders or purchases of real property or real estate related securities (the "Alternative Funds"). The Board may also increase the annual limit above five percent (5%) but, in any event, the number of shares of Common Stock that the Company may redeem will be limited by the funds available from purchases pursuant to the Reinvestment Plan and the Alternative Funds (together, the "Sufficient Funds Limitation").

The Board may also, in its sole discretion, amend, suspend, or terminate the Redemption Program at any time if it determines that (i) the funds available to fund the Redemption Program are needed for other business or operational purposes or (ii) amendment, suspension or termination of the Redemption Program is in the best interest of the Company's stockholders. If the Board decides to amend, suspend or terminate the Redemption Program, the

Company will provide stockholders with not less than thirty (30) days' prior written notice.

In the event that the Company only has sufficient funds available to redeem a portion of the shares of Common Stock for which redemption requests have been submitted in any quarter, the Company would redeem such shares of Common Stock on a pro rata basis on the Redemption Date. The redemption request of a stockholder as it relates to shares of Common Stock which are not redeemed due to insufficient or no funds available for redemption in that quarter will be deemed automatically withdrawn and any such stockholder may resubmit a request in a subsequent quarter. The Company will not retain redemption requests that are not honored in any particular quarter. The Company will send a written notification no later than 15 days after the Redemption Date to each stockholder of the shares of Common Stock, if any, for which a redemption request is not honored. The redemption request for such shares of Common Stock will be deemed void and will not affect the rights of the holder of such shares of Common Stock, including the right to receive distributions thereon.

The price at which the Company repurchases its shares of Common stock is determined by the Company. During the Offering and thereafter, until changed by the Company, the Company will redeem shares of Common Stock at a price equal to, or at a discount from, the purchase price of the shares of Common Stock being redeemed, and the discount will vary based upon the length of time that the redeeming stockholder has held the shares of Common Stock subject to redemption as described in the following table, which is included in the prospectus and will be provided to stockholders via the Company's website at www.dividendcapital.com:

Share Purchase Anniversary	Redemption Price as a Percentage of Purchase Price
Less than 1 year	No Redemption Allowed
1 year	92.5%
2 years	95.0%
3 years	97.5%
4 years and longer	100.0%

At any time the Company is engaged in an offering of shares of Common Stock, the per share redemption price for shares of Common Stock redeemed under the Redemption Program will never be greater than the then-current public offering price.

After the Offering, the Board may determine to modify the share Redemption Program to redeem shares at the then-current net asset value per share of Common Stock (provided that any offering will then also be conducted at net asset value per share), as calculated in accordance with policies and procedures developed by the Board. The net asset value per share will be calculated by the Board following review of the Company's most recent audited and unaudited financial statements, in accordance with policies and procedures developed by the Board, and will generally be based on regular updates to the estimated value of the assets of the Operating Partnership, including assets in the real property portfolio (which estimated values will be based on appraisals conducted by a third-party appraisal firm(s) and independently reviewed by a third-party accounting or other qualified firm) and the securities portfolio, less the value of any debt or liabilities of the Company. Accordingly, the redemption prices paid to stockholders for shares of common stock repurchased by the Company during periods when the price is based on the net asset value per share of Common Stock may vary over time. The Company currently intends that the net asset value per share of Common Stock will be calculated as of the last business day of the quarter in which the redemption request is made. Any net asset value per share of Common Stock will be announced by the Board to stockholders via the Company's website at www.dividendcapital.com and/or other media used for the Company's regular communications with stockholders.

Other than the disclosures required in the Company's prospectus (including supplements and amendments thereto) and in periodic Exchange Act reports, and the redemption price disclosure in stockholder communications after the Offering, the Company will not actively solicit redemptions or promote the Redemption Program. Its role in the Redemption Program will be ministerial and merely to facilitate stockholder redemption requests.

Shares of Common Stock redeemed by the Company under the Redemption Program will return to the status of authorized but unissued shares of Common Stock. The Company will not resell such shares of Common Stock to the public unless they are first registered with the Commission under the Securities Act and under appropriate state securities laws or otherwise sold in compliance with such laws. The Company will immediately terminate the Redemption Program and will not accept shares of Common Stock for redemption in the event the shares of Common Stock are listed on any national securities exchange or included for quotation on The Nasdaq Stock Market or if a secondary trading market for the Common Stock is otherwise established.

Discussion

Regulation M, like its predecessor Rule 10b-6, is "intended to protect the integrity of the offering process by precluding activities that could influence artificially the market for the offered security"[1] and to "protect the integrity of the securities trading market as an independent pricing mechanism..."[2] Rule 102(a) of

[1] SEC Release No. 34-37094 (April 11, 1996).

[2] SEC Release No. 34-24003 (January 16, 1987).

Regulation M prohibits issuers and those affiliated with issuers, among others, from bidding for, purchasing or attempting to induce another to bid for or purchase, a security that is the subject of a then-current distribution. Rule 102(e) of Regulation M authorizes the Commission to exempt from the provisions of Rule 102 any transaction or series of transactions, either unconditionally or subject to specified terms and conditions.

The Company respectfully requests that the Division of Market Regulation, pursuant to the authority delegated to it by the Commission and the authority of Rule 102(e) of Regulation M, grant to the Company an exemption from the prohibitions of Rule 102(a) of Regulation M to permit it to effect repurchases under the Redemption Program, as proposed, during the course of an offering, as described herein, inasmuch as such repurchases will not be actively solicited by the Company and will not be made with the purpose of trading in, or have the effect of manipulating or raising the price of, the Company's Common Stock. In light of the fact that there will be no public secondary trading market for the Common Stock and the Company does not anticipate that a secondary trading market will develop, the Redemption Program will be created solely to provide stockholders of the Company with a vehicle through which, after having been at risk for at least one year, they can liquidate all or a portion of their investment in the Company's Common Stock. If a secondary market does develop, the Company will immediately terminate the Redemption Program. Further, although stockholders of the Company will be apprised of the availability of the redemption feature at the time they purchase their shares of Common Stock by means of a description in the Company's prospectus, the Company will not actively solicit participation by its stockholders in the Redemption Program. Stockholders desiring to present all or a portion of their shares of Common Stock for redemption will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Redemption Program will be ministerial and will merely facilitate the stockholders' exit from their investment in the Company.

Allowing the Company to effect repurchases under the Redemption Program during the Offering will not increase the potential for manipulation of the Company's Common Stock price because (i) there will be no public secondary market for the Common Stock, and (ii) the price at which the Common Stock will be redeemed under the Redemption Program during the Offering or any subsequent offering will be equal to, or at a discount from, the purchase price of the shares of Common Stock being redeemed. Because the redemption price during the Offering or any subsequent offering will be equal to, or at a discount from, the public offering price, the risk that the market for the Common Stock will be conditioned or stimulated by repurchases under the Redemption Program should be virtually non-existent. In addition, for the first several years the redemption purchase price will be at a discount from the Offering price of the Company's Common Stock. The potential for manipulation will be further reduced by the Redemption Program's one-year holding requirement. The Redemption Program will require the Company to accept redemption requests on a pro rata basis quarterly. Shares of Common Stock redeemed by the Company are expected to return to the status of authorized but unissued shares of Common Stock and will not be resold to the public unless they are first registered with the Commission under the Securities Act and under appropriate state securities laws or otherwise sold in compliance with such laws. The Redemption Program will immediately terminate if the Company lists its shares of Common Stock on a national securities exchange or The Nasdaq Stock Market, or if a secondary trading market is otherwise established. These and all other terms of the Redemption Program are clearly set forth in the Company's Registration Statement. Therefore, the concerns addressed by Regulation M will not be implicated as a result of the Company undertaking the Redemption Program and effecting repurchases under the Redemption Program during the Offering.

The Company believes that the relief from Regulation M it requests in this letter is consistent with the relief granted by the Division of Market Regulation in Behringer Harvard Opportunity REIT, Inc. (Letter dated October 5, 2005); Inland American Real Estate Trust Inc. (Letter dated June 7, 2005); Boston Capital Real Estate Investment Trust, Inc. (Letter dated February 10, 2005); Behringer Harvard REIT I, Inc. (Letter dated October 26, 2004); Paladin Realty Income Properties, Inc. (Letter dated October 14, 2004); Orange Hospitality, Inc. (Letter dated September 9, 2004); Hines Real Estate Investment Trust, Inc. (Letter dated June 18, 2004); CNL Retirement Properties, Inc. (May 19, 2004); CNL Income Properties, Inc. (Letter dated March 11, 2004); Wells Real Estate Investment Trust II, Inc. (Letter dated December 9, 2003); Inland Western Retail Real Estate Trust, Inc. (Letter dated August 25, 2003); and T REIT Inc. (Letter dated June 4, 2001), under Regulation M, and Excel Realty Trust Inc. (Letter dated May 21, 1992) under former Rule 10b-6. In particular, we note that: (1) stockholders of the Company must hold shares of Common Stock for at least one year to participate in the Redemption Program; (2) there will be no trading market for the shares of Common Stock and the Company will terminate its Redemption Program in the event a secondary market for its Common Stock develops; (3) during the Offering and any subsequent offerings, the shares of Common Stock being redeemed will be repurchased at a price equal to, or at a discount from, the public offering price of the Common Stock; (4) subject to the ability of the Board to amend, suspend, or terminate the Redemption Program at any time, the Company presently intends to limit the number of shares of Common Stock to be redeemed during any consecutive twelve-month period to no more than five percent of the number of shares of Common Stock outstanding at the beginning of such twelve-month period, provided, however, that although the Company may increase the annual limit above the five percent limitation, in any event the amount of shares of Common Stock that the Company may redeem will be limited by the Sufficient Funds Limitation; and (5) the terms of the Redemption Program are fully disclosed in the Registration Statement.

We further note that the programs of the issuers named above limited the number of shares to be repurchased during a distribution to an amount not to exceed different forms of annual five percent (5%) limitation. In Bullion Security Corp. (Letter dated December 15, 1988) an explanation was provided that the five percent (5%) limitation was first introduced in Commonwealth Equity Trust USA (Letter dated February 11, 1987), as a result of state "blue sky" securities law requirements[3], and not in response to market price manipulation issues under Rule 10b-6. The limitation seems to be aimed at protecting the assets of the REIT from depletion in cases in which a fully invested REIT with little sources of cash and a high demand for share redemptions may be forced to fund such redemptions by selling the REIT's properties at unfavorable conditions to the detriment of the REIT's stockholders. The Company believes that this is not a significant risk to the Company because (i) the Company will have a greater level of liquidity than the issuers referred to in the above-noted letters because, in addition to investments in real properties, the Company's business plan is to invest up to forty percent (40%) of its assets in real estate related and other securities; therefore, the Company does not expect to be forced to sell its real properties in unfavorable circumstances to fund a large amount of requested redemptions in a particular quarter, (ii) the Company presently intends to limit the number of shares of Common Stock to be redeemed during any consecutive twelve-month period to no more than five percent of the number of shares of Common Stock outstanding at the beginning of such twelve-month period, provided, however, that although the Company may increase the annual limit above the five percent limitation, in any event the amount of shares of Common Stock that the Company may redeem will be limited by the Sufficient Funds Limitation, as described above, and (iii) at no time is the Company obligated to redeem shares. The Board may, in its sole discretion, reduce the number of shares purchased under the Redemption Program or terminate the Redemption Program if it determines the funds otherwise available to fund the Redemption Program are needed for other purposes or that amendment or termination of the Redemption Program is in the best interest of the Company's stockholders. Investors will be fully informed of these limitations. *See,* Dean Witter Cornerstone Funds II, III, and IV (Letter dated March 12, 1992), where the limited partnerships did not include a percentage limitation on redemptions and the Commission specifically referenced the partnerships' "Sufficient Assets Contingency," along with other factors, as a basis for its determination.

The Company also believes that this request is consistent with relief granted in Dean Witter Cornerstone Funds II, III and IV (Letter dated June 3, 1992) and Panther Partners, L.P. (Letter dated March 3, 1994) with respect to certain

---

[3] Section 260.140.96(b) of the California Administrative Code, which governs the terms and conditions of an offering of a REIT, sets forth that the declaration of trust of a REIT shall not permit the issuance by the REIT of securities which are redeemable at the option of the holder.

limited partnerships under former Rule 10b-6 where (1) no secondary market existed or was expected to develop for the limited partnership interests, (2) the motivation for repurchasing limited partnership interests was to create liquidity for limited partners, (3) the limited partnership interests were redeemed at prices that were based on the net asset value of the partnerships' assets, and (4) the redemption programs were to be terminated in the event a secondary market developed. The Company believes the Redemption Program as proposed is consistent with those plans described in the aforementioned letters and, similarly, has a very low risk of the type of manipulation that Regulation M and former Rule 10b-6 were promulgated to address.

For the foregoing reasons, we respectfully request that the Division of Market Regulation, pursuant to the authority delegated to it by the Commission and under the authority provided in Rule 102(e), grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M for repurchases under the Redemption Program, as proposed, during the course of an offering, as described herein.

* * * *

If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me at (212) 735-2694.

Respectfully submitted,

Phyllis G. Korff /SEK

Phyllis G. Korff

Enclosure

cc: John E. Biallas, President
Dividend Capital Total Realty Trust, Inc

Suzanne E. Rothwell
Skadden, Arps, Slate, Meagher & Flom LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 1, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ConocoPhillips
Incoming letter dated December 22, 2005

The proposal requests that the board of directors review and report to shareholders on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy and initiatives to date.

There appears to be some basis for your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(7), as relating to ConocoPhillips's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if ConocoPhillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which ConocoPhillips relies.

Sincerely,

Mark F. Vilardo
Special Counsel